Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2026

(Beijing–July 30, 2026)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2027 ended May 31, 2026.

Highlights for the First Quarter of Fiscal Year 2027

-	Net revenues were US$758.4 million, compared to net revenues of US$575.0 million in the same period of the prior year.
-	Income from operations was US$137.2 million, compared to income from operations of US$14.3 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$148.7 million, compared to non-GAAP income from operations of US$25.1 million in the same period of the prior year.
-	Net income attributable to TAL was US$408.0 million, compared to net income attributable to TAL of US$31.3 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$419.5 million, compared to non-GAAP net income attributable to TAL of US$42.0 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.74 and US$0.73, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.76 and US$0.75, respectively. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$2,874.5 million as of May 31, 2026, compared to US$3,239.3 million as of February 28, 2026.

Financial Data——First Quarter of Fiscal Year 2027

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	May 31,
	2025	2026	Pct. Change
Net revenues	574,999	758,377	31.9%
Income from operations	14,346	137,204	856.4%
Non-GAAP income from operations	25,109	148,742	492.4%
Net income attributable to TAL	31,282	408,007	1,204.3%
Non-GAAP net income attributable to TAL	42,045	419,545	897.8%
Net income per ADS attributable to TAL – basic	0.05	0.74	1,328.7%
Net income per ADS attributable to TAL – diluted	0.05	0.73	1,334.5%
Non-GAAP net income per ADS attributable to TAL – basic	0.07	0.76	993.0%
Non-GAAP net income per ADS attributable to TAL – diluted	0.07	0.75	997.4%

"Our first quarter performance in fiscal year 2027 reflects solid execution across our businesses," said Alex Peng, TAL’s President and Chief Financial Officer. "Through ongoing refinement of our offerings and operational improvements, we've made steady progress in enhancing learning experiences while reinforcing our foundation for sustainable, high-quality growth."

Mr. Peng added, "We remain focused on executing with discipline and operating with efficiency across our organization. Our goal is to strengthen our operating model and deliver value to our shareholders."

Financial Results for the First Quarter of Fiscal Year 2027

Net Revenues

In the first quarter of fiscal year 2027, TAL reported net revenues of US$758.4 million, representing a 31.9% increase from US$575.0 million in the first quarter of fiscal year 2026.

Operating Costs and Expenses

In the first quarter of fiscal year 2027, operating costs and expenses were US$621.2 million, representing a 10.8% increase from US$560.7 million in the first quarter of fiscal year 2026. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$609.6 million, representing a 10.9% increase from US$549.9 million in the first quarter of fiscal year 2026.

Cost of revenues increased by 23.3% to US$320.2 million from US$259.6 million in the first quarter of fiscal year 2026. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 23.5% to US$319.7 million, from US$258.9 million in the first quarter of fiscal year 2026.

Selling and marketing expenses decreased by 4.8% to US$172.0 million from US$180.8 million in the first quarter of fiscal year 2026. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 4.7% to US$169.3 million, from US$177.7 million in the first quarter of fiscal year 2026.

General and administrative expenses increased by 7.2% to US$129.0 million from US$120.3 million in the first quarter of fiscal year 2026. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 6.6% to US$120.7 million, from US$113.2 million in the first quarter of fiscal year 2026.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 7.2% to US$11.5 million in the first quarter of fiscal year 2027 from US$10.8 million in the same period of fiscal year 2026.

Gross Profit

Gross profit increased by 38.9% to US$438.2 million from US$315.4 million in the first quarter of fiscal year 2026. The gross margin for the first quarter of fiscal year 2027 was 57.8%, compared to 54.9% in the same period of the prior year.

Income from Operations

Income from operations was US$137.2 million in the first quarter of fiscal year 2027, compared to income from operations of US$14.3 million in the first quarter of fiscal year 2026. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$148.7 million, compared to Non-GAAP income from operations of US$25.1 million in the same period of the prior year.

Other Income, net

Other income was US$405.2 million for the first quarter of fiscal year 2027, compared to other income of US$9.5 million in the first quarter of fiscal year 2026. The change in other income for the first quarter was mainly driven by fluctuations in the fair value of certain investments.

Income Tax Expense

Income tax expense was US$143.7 million in the first quarter of fiscal year 2027, compared to US$11.1 million of income tax expense in the first quarter of fiscal year 2026.

Net Income Attributable to TAL Education Group

Net income attributable to TAL was US$408.0 million in the first quarter of fiscal year 2027, compared to net income attributable to TAL of US$31.3 million in the first quarter of fiscal year 2026. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$419.5 million, compared to Non-GAAP net income attributable to TAL of US$42.0 million in the first quarter of fiscal year 2026.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.74 and US$0.73, respectively, in the first quarter of fiscal year 2027. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.76 and US$0.75, respectively, in the first quarter of fiscal year 2027.

Cash Flow

Net cash provided by operating activities for the first quarter of fiscal year 2027 was US$478.2 million.

Cash, Cash Equivalents, and Short-Term Investments

As of May 31, 2026, the Company had US$1,641.6 million of cash and cash equivalents and US$1,232.9 million of short-term investments, compared to US$1,523.9 million of cash and cash equivalents and US$1,715.4 million of short-term investments as of February 28, 2026.

Deferred Revenue

As of May 31, 2026, the Company’s deferred revenue balance was US$1,219.0 million, compared to US$882.2 million as of February 28, 2026.

Extension of Share Repurchase Program by the Company

The Company’s board of directors (the “Board”) has authorized to extend the Company’s share repurchase program (the “Share Repurchase Program”) initially launched in July 2025 by 12 months. Pursuant to the extended Share Repurchase Program, the Company may repurchase up to approximately US$393.7 million of its common shares through July 28, 2027. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations. Between April 23, 2026 and July 28, 2026, the Company has repurchased 1,226,033 common shares at an aggregate consideration of approximately US$40.7 million.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first quarter of fiscal year 2027 ended May 31, 2026 at 8:00 a.m. U.S. Eastern Time on July 30, 2026 (8:00 p.m. Beijing Time on July 30, 2026).

Please note that you will need to pre-register for conference call participation at https://dpregister.com/sreg/10210370/1046a47658e.

Upon registration, you will receive an email containing participant dial-in numbers, passcode, and a unique access PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2026	As of May 31, 2026
ASSETS

Current assets
Cash and cash equivalents	$1,523,879	$1,641,620
Restricted cash, current	227,551	274,497
Short-term investments	1,715,446	1,232,945
Inventories, net	143,326	184,821
Amounts due from related parties, current	46	30
Prepaid expenses and other current assets	232,870	355,915
Total current assets	3,843,118	3,689,828
Restricted cash, non-current	34,608	31,538
Property and equipment, net	500,710	508,778
Deferred tax assets	3,170	2,323
Rental deposits	28,058	29,736
Intangible assets, net	45,975	44,905
Goodwill	45,545	45,545
Land use rights, net	189,779	191,219
Amounts due from related parties, non-current	134	195
Long-term investments	828,249	1,736,551
Long-term prepayments and other non-current assets	37,216	87,966
Operating lease right-of-use assets	379,727	399,108
Total assets	$5,936,289	$6,767,692

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$152,513	$139,317
Deferred revenue, current	832,839	1,176,497
Amounts due to related parties, current	97	93
Accrued expenses and other current liabilities	672,344	746,663
Operating lease liabilities, current	109,393	118,807
Total current liabilities	1,767,186	2,181,377
Deferred revenue, non-current	49,353	42,528
Deferred tax liabilities	67,981	178,309
Operating lease liabilities, non-current	278,083	286,713
Total liabilities	2,162,603	2,688,927

Equity
Class A common shares	156	141
Class B common shares	49	49
Treasury stock	(20)	(6)
Additional paid-in capital	3,694,418	3,565,293
Statutory reserve	216,638	212,644
(Accumulated deficit)/retained earnings	(130,428)	281,573
Accumulated other comprehensive (loss)/income	(6,376)	19,903
Total TAL Education Group's equity	3,774,437	4,079,597
Non-controlling interests	(751)	(832)
Total equity	3,773,686	4,078,765
Total liabilities and equity	$5,936,289	$6,767,692

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2025	2026
Net revenues	$574,999	$758,377
Cost of revenues (note 1)	259,571	320,178
Gross profit	315,428	438,199
Operating expenses (note 1)
Selling and marketing	180,773	172,027
General and administrative (note 2)	120,309	128,968
Total operating expenses	301,082	300,995
Income from operations	14,346	137,204
Interest income, net	18,722	9,905
Other income, net	9,472	405,213
Income before income tax expense and loss from equity method investments	42,540	552,322
Income tax expense	(11,078)	(143,658)
Loss from equity method investments	(255)	(739)
Net income	31,207	407,925
Add: Net loss attributable to non-controlling interests	75	82
Total net income attributable to TAL Education Group	$31,282	$408,007
Net income per common share
Basic	$0.15	$2.21
Diluted	0.15	2.19
Net income per ADS (note 3)
Basic	$0.05	$0.74
Diluted	0.05	0.73

Weighted average shares used in calculating net income per common share
Basic	201,980,675	184,395,920
Diluted	204,880,688	186,286,428

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2025	2026
Cost of revenues	$622	$500
Selling and marketing expenses	3,071	2,727
General and administrative expenses	7,070	8,311
Total	$10,763	$11,538

Note 2: GAAP and non-GAAP general and administrative expenses include government subsidies, which were separately presented in our historical financial statements. This reclassification has been made to conform to the presentation for the current period, and such reclassification had no impact on the Group’s previously reported income from operations, net income, shareholders’ equity, or cash flows.

Note 3: Three ADSs represent one Class A common share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive income

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2025	2026

Net income	$31,207	$407,925
Other comprehensive income, net of tax	15,987	26,280
Comprehensive income	47,194	434,205
Add: Comprehensive loss attributable to non-controlling interests	67	81
Comprehensive income attributable to TAL Education Group	$47,261	$434,286

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2025	2026
Net cash provided by operating activities	$347,785	$478,236
Net cash used in investing activities	(527,309)	(184,109)
Net cash used in financing activities	(254,104)	(140,664)
Effect of exchange rate changes	283	8,154
Net (decrease)/increase in cash, cash equivalents and restricted cash	(433,345)	161,617
Cash, cash equivalents and restricted cash at the beginning of period	1,991,731	1,786,038
Cash, cash equivalents and restricted cash at the end of period	$1,558,386	$1,947,655

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2025	2026
Cost of revenues	$259,571	$320,178
Share-based compensation expenses in cost of revenues	622	500
Non-GAAP cost of revenues	258,949	319,678

Selling and marketing expenses	180,773	172,027
Share-based compensation expenses in selling and marketing expenses	3,071	2,727
Non-GAAP selling and marketing expenses	177,702	169,300

General and administrative expenses (note 2)	120,309	128,968
Share-based compensation expenses in general and administrative expenses	7,070	8,311
Non-GAAP general and administrative expenses (note 2)	113,239	120,657

Operating costs and expenses	560,653	621,173
Share-based compensation expenses in operating costs and expenses	10,763	11,538
Non-GAAP operating costs and expenses	549,890	609,635

Income from operations	14,346	137,204
Share based compensation expenses	10,763	11,538
Non-GAAP income from operations	25,109	148,742

Net income attributable to TAL Education Group	31,282	408,007
Share based compensation expenses	10,763	11,538
Non-GAAP net income attributable to TAL Education Group (note 4)	$42,045	$419,545

Net income per ADS
Basic	$0.05	$0.74
Diluted	0.05	0.73
Non-GAAP net income per ADS
Basic	$0.07	$0.76
Diluted	0.07	0.75

ADSs used in calculating net income per ADS
Basic	605,942,025	553,187,760
Diluted	614,642,064	558,859,284
ADSs used in calculating Non-GAAP net income per ADS
Basic	605,942,025	553,187,760
Diluted	614,642,064	558,859,284

Note 4: The tax effect of share-based compensation expenses was immaterial in the first quarter of fiscal year 2027.